EXHIBIT 99.1
KINGSWAY FINANCIAL SERVICES INC.
KFS Capital LLC announces the completion of its offer for up to 1,000,000 Units of Kingsway Linked Return of Capital Trust
News release
Attention Business Editors:
Toronto, August 5, 2009 - KFS Capital LLC (the “Offeror”), an indirect wholly-owned subsidiary of Kingsway Financial Services Inc. (“KFS”), today announced that its offer (the “Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units (the “Units”) of Kingsway Linked Return of Capital Trust (“KLROC”) (TSX: KSP.UN) at a price per Unit of CAD$12.00 in cash, pursuant and subject to the terms and conditions set out in the Offer, accompanying take-over bid circular and related documentation dated June 26, 2009, expired at 5:00 p.m. (Toronto time) on August 4, 2009.
At the expiry of the Offer, the final report from the depositary shows that 694,015 Units have been tendered and not withdrawn pursuant to the Offer, representing approximately 22.24% of the issued and outstanding Units. Together with the 18,700 Units already beneficially owned by KFS, KFS now owns and controls an aggregate of 712,715 Units, representing approximately 22.84% of the issued and outstanding Units.
Stilwell Value Partners IV LP (KLROC’s largest unitholder) tendered all Units beneficially owned by it, being approximately 10.06% of the outstanding Units, to the Offer.
The Offeror announced that all of the conditions to the Offer have been satisfied and informed Kingsdale Shareholder Services Inc., the depositary for the Offer, that it has taken up the Units deposited under the Offer and expects to pay for all such Units by August 10, 2009. As stated in the Circular, the Offeror intends to hold the Units acquired pursuant to the Offer for investment purposes.
Requests for further information should be directed to Kingsdale Shareholder Services Inc., the information agent and depositary for the Offer, at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, North American Toll-Free Phone Number 1-800-749-9197 or at contactus@kingsdaleshareholder.com. A copy of the early warning report for the above transaction can be obtained from Kathleen Howie, Vice-President, General Counsel and Corporate Secretary, Tel: (905) 677-8889, Fax: (905) 677-5008.
Ogilvy Renault LLP is legal counsel to KFS and the Offeror.
This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.
Contact: Carol Dixon
Kingsdale Shareholder Services Inc.
Telephone: 1-866-581-0510
Toll Free Facsimile: 1-866-545-5580
Email: contactus@kingsdaleshareholder.com